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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.   )




                                 THERMATRIX INC.
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                                (NAME OF ISSUER)


                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)


                                  00088 355 01
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                                 (CUSIP NUMBER)











                        (CONTINUED ON FOLLOWING PAGE(S))

                               (PAGE 1 OF 5 PAGES)
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  CUSIP NO. 00088 355 01              13G           PAGE 2 OF 5 PAGES
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    1        NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                      PRENTIS COBB HALE FAMILY TRUST DATED 7/13/93
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    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ] (b) [ ]
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    3        SEC USE ONLY
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    4        CITIZENSHIP OR PLACE OF ORGANIZATION
                      California
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                                  5       SOLE VOTING POWER
            NUMBER                                422,529 SHARES OF COMMON STOCK
              OF            ----------------------------------------------------
            SHARES                6       SHARED VOTING POWER
         BENEFICIALLY                             -0-
           OWNED BY         ----------------------------------------------------
             EACH                 7       SOLE DISPOSITIVE POWER
           REPORTING                              422,529 SHARES OF COMMON STOCK
            PERSON          ----------------------------------------------------
             WITH                 8       SHARED DISPOSITIVE POWER
                                                  -0-
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    9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      422,529 SHARES OF COMMON STOCK
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    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*
                                                                             [ ]
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    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                      5.7% AS OF DECEMBER 31, 1996
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    12       TYPE OF REPORTING PERSON*
                      OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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   CUSIP NO. 00088 355 01            13G       PAGE 3 OF 5 PAGES
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ITEM 1(A)        NAME OF ISSUER:
                 Thermatrix Inc.

ITEM 1(B)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                 101 Metro Drive, Suite 248
                 San Jose, CA  95110

ITEM 2(A)        NAME OF PERSON FILING:
                 Prentis Cobb Hale Family Trust dated 7/13/93

ITEM 2(B)        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                 945 Green Street, Apt. No. 6
                 San Francisco, CA 94133

ITEM 2(C)        CITIZENSHIP:
                 United States

ITEM 2(D)        TITLE OF CLASS OF SECURITIES:
                 Common Stock

ITEM 2(E)        CUSIP NUMBER:
                 00088 355 01

ITEM 3.          IF THIS STATEMENT IS FILED PURSUANT TO RULE
                 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING
                 IS A:
                 Not Applicable.
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   CUSIP NO. 00088 355 01              13G            PAGE 4 OF 5 PAGES
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ITEM 4.   OWNERSHIP.
          (a)      Amount Beneficially Owned:  422,529

          (b)      Percent of Class:  5.7% as of December 31, 1996

          (c)      Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote:  422,529
                 (ii)  shared power to vote or to direct the vote:  -0-
                (iii)  sole power to dispose or to direct the disposition of:
                       422,529
                 (iv) shared power to dispose or to direct the disposition of: -0-


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
          Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Thomas M. Peterson, George T. Cronin and Denise Hale, Co-Trustees of Prentis Cobb Hale Family Trust dated 7/13/93

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
          Not Applicable.
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  CUSIP NO. 00088 355 01             13G           PAGE 5 OF 5 PAGES
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ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable.

ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 1997





                                 /s/ Thomas M. Peterson
                                ------------------------------------------------
                                Thomas M. Peterson,
                                Co-Trustee, Prentis Cobb Hale Family Trust dated 7/13/93